Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

December 6, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Colony Capital, Inc.

Soliciting Materials filed pursuant to Rule 14a-12

Filed on November 26, 2019 by Blackwells Capital LLC, Jason Aintabi,

Jennifer M. Hill, William W. Johnson, Jay N. Levine, Todd

Schuster, and David P. Tomick

File No. 001-37980

Dear Mr. Duchovny:

On behalf of Blackwells Capital LLC (“Blackwells”), Jason Aintabi, Jennifer M. Hill, William W. Johnson, Jay N. Levine, Todd Schuster, and David P. Tomick (collectively, the “Filing Persons”), we are responding to your letter dated December 2, 2019 in connection with the soliciting materials filed pursuant to Rule 14a-12 on November 26, 2019 (the “Soliciting Materials”) with respect to Colony Capital, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following each comment or sub-bullet, as applicable.

Soliciting Materials

1.	Each statement or assertion of opinion or belief must be clearly characterized as such,

and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

•	That there is “wide gap between Colony’s stock price and its intrinsic value.”

Mr. Duchovny Page 2 December 6, 2019

In response to the Staff’s Comment, the Filing Persons respectfully direct the Staff to its statement in the letter contained in Blackwells’ letter to the Company’s board of directors (the “Board”), dated August 29, 2019 (the “Board Letter;” also referred to by the Staff as the “Appendix”), wherein Blackwells states that the Company’s stock has a “public market valuation that is approximately 50% of net asset value.” For this purpose, net asset value is a balance sheet metric of intrinsic asset value. Thus, a reasonable basis exists for the Filing Persons to assert the stock is trading with a wide gap to the stated (GAAP) intrinsic asset value of the Company.

•	That Colony’s Executive Chairman and CEO is “ineffective.”

In response to the Staff’s Comment, the Filing Persons believe that the press release, issued by Blackwells on November 26, 2019 (the “Press Release”), provides ample evidence that Colony’s Executive Chairman and CEO is “ineffective.” Notably, as Blackwells states in the Press Release, the Company’s share price has dropped 66% this year alone and the Company has lost 58% of its value since its three-way merger with Company, NorthStar Realty Europe and NorthStar Asset Management (the “Three-Way Merger”), which became effective on January 10, 2017. In addition, since January 10, 2017, the MSCI US REIT Index, a free float-adjusted weighted index consisting of large and mid-cap U.S. Equity REITS, has risen by 27% and the Company’s proxy peers (as listed in the Company’s proxy statement) have provided, on average, 66% in total shareholder returns.

As described in numerous media outlets, the Three-Way Merger was at least partially the idea of Mr. Thomas Barrack, the Company’s current Executive Chairman and CEO, and according to Forbes was “supposed to be [Mr.] Barrack’s crowning achievement.” Mr. Barrack has admitted that “results have been disappointing, and that’s the bottom line.”1

Since the return of Mr. Barrack to the role of CEO of the Company on November 5, 2018, Colony’s total shareholder returns have been -12% while the same set of proxy peers have provided, on average, 28% in total returns to shareholders. In the aggregate, the Filing Persons believe these statistics, among many others stated in the Soliciting Materials, provide an adequate and reasonable basis for the statement that Mr. Barrack is “ineffective.”

•	That the markets apply a discount to the company’s valuation “because of Mr. Barrack.”

In response to the Staff’s Comment, the Filing Persons respectfully incorporate their responses from the first and second bullet points above. The Filing Persons note that it is well-known that a CEO can affect a company’s stock price valuation, especially when the

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1 Vardi, Nathan, “Disastrous Deal Staggers Trump Ally Thomas Barrack,” Forbes (Jul. 9, 2018), available at https://www.forbes.com/sites/forbesdigitalcovers/2018/07/09/disastrous-deal-staggers-trump-ally-thomas-barrack/#76b5a9de191a; see also Melby, Caleb, “Tom Barrack Got Trump Right, Then Things Went Wrong,” Bloomberg BusinessWeek (Oct. 26, 2018) available at https://www.bloomberg.com/news/features/2018-10-26/tom-barrack-got-trump-right-then-things-went-wrong (“Barrack first discussed the idea of combining the companies with Hamamoto at New York’s Ritz-Carlton in January 2016, seeing a classic distressed-debt scenario.”)

Mr. Duchovny Page 3 December 6, 2019

CEO’s personality or potential misdoings have been taken into account by investors.2 The Soliciting Materials provide a non-exhaustive list of Mr. Barrack’s actions or involvements that may have damaged the Company’s stock price, including Mr. Barrack’s involvement as Chairman of the Inaugural Committee for President Trump. It is public knowledge that Mr. Barrack has been the subject of a staff report of the House Committee on Oversight and Reform, in which Mr. Barrack is cited for lobbying the Trump Administration for personal appointments and special arrangements that could have involved transferring nuclear technology to Saudi Arabia, potentially in violation of US law.3 As referenced above, certain of Mr. Barrack’s actions, such as his support for the Three-Way Merger, have been described as “disastrous” in the media,4 and, as provided for in the Board Letter, in the months between Mr. Barrack reassuming the position of CEO on November 5, 2018, and the date $775 million in shareholder value was lost.5 From conversations with market participants, the Filing Persons believe Mr. Barrack’s pursuits outside of Colony Capital also weigh on Colony’s market valuation. For example, it is well-known and publicly reported that he has hosted polo matches three time per week near his California vineyard and cites playing polo as a basis for his risk management, explaining in a television interview that the “game itself became a place for me to practice risk.”6

Financial analysts, whose views directly impact market perception, have supported the contention that Mr. Barrack may contribute to the Company’s low valuation, as an analyst at Keefe Bruyette & Woods (KBW) noted last year that it is “clear” the Three-Way Merger “was poorly conceived.”7 That same analyst, in a note dated July 15, 2019, continued to provide a negative outlook for the Company, stating that better execution by management is “needed for [KBW] to become more constructive” about the Company’s outlook. Stockholder discontent with Mr. Barrack has been relayed in other outlets, such as the Financial Times, which quotes an anonymous investor (separate from Blackwells) as saying,

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2 See, e.g., Joseph S. Harrison, Gary R. Thurgood, Steven Boivie, Michael D. Pfarrer, “How a CEO’s Personality Affects Their Company’s Stock Price,” Harvard Business Review (Oct. 9, 2019), available at https://hbr.org/2019/10/how-a-ceos-personality-affects-their-companys-stock-price. (“we found that CEOs’ observed personality traits do have important consequences for their firms’ stock volatility (i.e., risk) and shareholder returns.”); see also David Larcker and Brian Tayan, “We Studied 38 Incidents of CEO Bad Behavior and Measured Their Consequences,” Harvard Business Review (Jun. 9, 2016), available at https://hbr.org/2016/06/we-studied-38-incidents-of-ceo-bad-behavior-and-measured-their-consequences (“Shareholders generally (but do not always) react negatively to news of misconduct [. . . .] share prices declined by a market-adjusted 3.1% (1.1% median) over the three-day trading period around the initial news story.”).

3 Press Release, “New Documents Show Corporate and Foreign Interests Seek to Influence U.S. Nuclear Policy” (Jul. 29, 2019), available at https://oversight.house.gov/news/press-releases/new-documents-show-corporate-and-foreign-interests-seek-to-influence-us-nuclear.

4 See Forbes, footnote 1, supra.

5 The Company’s stock price closed at $5.79 on November 5, 2018 and $4.47 on August 29, 2019.

6 Schatzker, Erik, “How Colony Capital CEO Tom Barrack Became a Bordeaux-Style Winemaker,” Bloomberg (Jul. 5, 2016), available at https://www.bloomberg.com/news/articles/2016-07-05/how-colony-capital-ceo-tom-barrack-became-a-bordeaux-style-winemaker.

7 See Forbes, footnote 1, supra.

Mr. Duchovny Page 4 December 6, 2019

“he’s been bad for investors and made hundreds of millions of dollars for himself.”8 Additionally, Blackwells has had confidential conversations with market participants, investors, and analysts over the last twelve months who have suggested Mr. Barrack’s involvement with the Company as Chief Executive weighs on the Company’s valuation. For the foregoing reasons, the Filing Persons believe a reasonable basis exists to state that the market applies a discount to the Company’s stock price because of Mr. Barrack.

•	That the company’s CEO is distracted.

In response to the Staff’s Comment, the Filing Persons incorporate their responses to each of the above bullet points. In addition, the Filing Persons note numerous sources supporting the contention that Mr. Barrack is distracted, due in part to personal reasons related to his associations with the Trump administration9 as well as by, as the Los Angeles Times puts it, “[being] shuttled by private jet among real estate deals and a California estate where he makes wine and plays polo.”10 And as noted in the Board Letter, at 11 A.M. on Friday, July 18, 2019, just one week before the Company announced a major $325 million acquisition of Digital Bridge, Mr. Barrack was playing in a polo tournament in Aspen.11 Mr. Barrack is known to host three polo matches a week and pay significant care to his California vineyard.12 Separately, media reports have described his time writing missives—completely unrelated to the Company— about “a lonely evening on a yacht in Turkey” where “there was absolutely nothing, and I mean NOTHING else to do” except read the popular teenage literature novel Twilight.13

The Filing Persons also note that Mr. Barrack’s business strategy also appears unfocused, as reports surfaced in July 2019 that Colony was considering buying a stake in a media company run by Chinese billionaire Wang Jianlin’s Dalian Wanda Group, which is far afield from the Company’s main business segments.14 For these reasons, the Filing Persons believe a reasonable basis exists with which to claim that the Company’s CEO is distracted.

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8 Vandevelde, Mark, “Colony Capital: The Mixed Investment Record of Tom Barrack,” Financial Times (Apr. 24, 2019), available at https://www.ft.com/content/172cc02c-62a0-11e9-a27a-fdd51850994c.

9 See, e.g., Bloomberg, footnote 1, supra. (“NorthStar employees, not all of whom were enamored with Trump, were struck by Barrack’s absences—and by the regularity with which they were asked to keep up with his political pronouncements.”)

10 Vandevelde, Mark, “Tom Barrack, a Trump ally with fingers in many pies,” Los Angeles Times (Aug 6. 2019), available at https://www.latimes.com/business/story/2019-08-05/tom-barrack-a-trump-ally-with-fingers-in-many-pies.

11 Robb, Sharon, “Basalt Handicap Gets Under Way Friday At Aspen Valley Polo Club” Aspen Valley (Jul. 18, 2019), available at https://myemail.constantcontact.com/Basalt-Handicap-Gets-Under-Way-Friday-At-Aspen-Valley-Polo-Club.html?soid=1119840230806&aid=G7y2MWBZQJk.

12 See Bloomberg, footnote 6, supra.

13 See, e.g., Troianovski, Anton, “Bella and Edward Who? Real-Estate Tycoon Deconstructs ‘Twilight,’” Wall Street Journal (Jul. 9, 2010) available at https://blogs.wsj.com/developments/2010/07/09/bella-and-edward-who-a-real-estate-tycoon-deconstructs-twilight./

14 Liana Baker, Gillian Tan, and Anousha Sakoui, “Colony Capital Eyes Minority Stake in Legendary Studio, Home of Godzilla” (Jul. 28, 2019) Bloomberg, available at https://www.bloomberg.com/news/articles/2019-07-28/barrack-s-colony-said-to-eye-minority-stake-in-legendary-studio.

Mr. Duchovny Page 5 December 6, 2019

•	That the company’s August 2019 earnings call was “disjointed, sloppy and unprofessional.” (Appendix)

In response to the Staff’s Comment, the Filing Persons note that the Company’s participants on its August 2019 earnings call were not coordinated in their speaking efforts and were speaking over one another, which led to Blackwells’ interpretation of the call being “disjointed, sloppy and unprofessional.”15 Specifically, at certain points, Company participants contradicted one another. When, for instance, an analyst from B. Riley FBR, Inc., inquired about the Company’s industrial portfolio, asking, “on that portfolio, are you guys able to mention any kind of basis for it? Just trying to figure out any tax implications that will come down with the sale,” Mr. Barrack responded with, “It’s a little premature to start giving forecasting.” Seconds later, Darren J. Tangen, the Company’s President, contradicted Mr. Barrack by, in fact, giving a forecast, stating, “Given what our cost basis is in that portfolio, we – and given where market values have gone, we would expect to realize a meaningful, both accounting as well as taxable gain.”

Blackwells found the earnings call confusing because Mr. Barrack also seemed to insinuate the Company was including an industrial strategy within its digital strategy going forward, even though the Company recently announced that it was exiting the industrial business entirely. Finally, the Filing Persons note that certain responses to questions were simply vague and unclear. For instance, in response to a question about healthcare strategy, Mr. Barrack stated, “So Healthcare eventually, for us, has to go someplace. So whether it’s a consolidation, whether it’s a spin, whether it’s an independent unification and part of that asset class is where we’re going to go… We are not sure what that own silo is yet.” For these reasons, the Filing Persons believe a reasonable basis exists to support Blackwells’ opinion that the August 2019 earnings call was disjointed, sloppy and unprofessional.

•	That the company’s disclosures suffer from “opacity and obtuseness.” (Appendix)

In response to the Staff’s Comment, the Filing Persons note that the Company’s disclosures regarding its key drivers and direction, as well as its fair valuation, do not provide the necessary detail for a sophisticated investor to easily understand the Company’s structure and balance sheet. Unlike most of its publicly traded peers, Colony Capital does not provide disclosure on the addresses of owned properties, the capital expenditures that it spends on assets, revenue or lease schedules, room counts by hotel, EBITDA or operating metrics by hotel, or weighted average LTVs (loan-to-values). Though the Filing Persons believe they have provided a reasonable basis to support Blackwells’ opinion that the Company’s disclosures are opaque or obtuse, the Filing Persons will provide additional specificity regarding the nature and quality of such Company disclosures in future filings.

•	That “other shareholders with whom [you] have spoken – have lost confidence in Mr. Barrack…” (Appendix)

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15 Transcript available at https://seekingalpha.com/article/4283969-colony-capital-inc-clny-ceo-tom-barrack-on-q2-2019-results-earnings-call-transcript.

Mr. Duchovny Page 6 December 6, 2019

In response to the Staff’s Comment, the Filing Persons note that- to date - approximately 20 shareholders have emailed or called Blackwells to express discontent over the Company’s current management, or, specifically, Mr. Barrack. Based on the foregoing, the Filing Persons believe a reasonable basis exists to state that the other stockholders with which Blackwells have spoken has expressed a loss of confidence in Mr. Barrack.

2.	With a view toward revised disclosure, please tell us why you have quoted the word “resignation” in reference to the company’s former CEO.

The word “resignation” is provided in quotation marks to suggest that the resignation of the Company’s former CEO, Richard Saltzman, was not pursuant to Mr. Saltzman’s own volition, but rather due—as multiple media outlets have reported— to a “shakeup”16 in which Mr. Barrack “ousted” Mr. Saltzman.17 The Financial Times headlined their story “Property group Colony Capital ousts chief Richard Saltzman.”18

3.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

•	That the current board “seems … subservient to” Mr. Barrack.

In response to the Staff’s Comment, the Filing Persons respectfully note that this statement is merely a statement of opinion, as evidenced and qualified by the word “seems” and that support for this opinion is laid out in the body of the Board Letter. Namely, the current Board did not appoint a special CEO search committee and did not retain an executive search firm when choosing Mr. Barrack’s successor, Marc Ganzi, who is a personal friend of Mr. Barrack and who, according to the Company’s own press release, is someone Mr. Barrack has known “for over two decades.”19 And as noted in the Board Letter and above in response to the fourth bullet point in Comment 1, Mr. Barrack was playing polo in Aspen with Mr. Ganzi a week before the Company made a major acquisition of a Company operated by Mr. Ganzi.20 There has also been no indication from the Company that the Board appointed a special committee to engage in a fulsome CEO search process as is standard practice of good

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16 Jordan, John, “Saltzman Out, Barrack in at Colony Capital,” GlobeSt.Com (Nov. 7, 2018), available at https://www.globest.com/2018/11/07/saltzman-out-barrack-in-at-colony-capital/?slreturn=20191103135609.

17 TRD National Staff, “As Colony Capital’s stock tanks, Tom Barrack returns,” TheRealDeal (Nov. 8, 2018), available at https://therealdeal.com/la/2018/11/08/as-colony-capitals-stock-tanks-tom-barrack-returns/

18 Fortado, Lindsay, “Property group Colony Capital ousts chief Richard Saltzman,” Financial Times (Nov. 7, 2018), available at https://www.ft.com/content/b921f632-e2ac-11e8-a6e5-792428919cee.

19 Colony Capital Press Release (Jul. 25, 2019), available at https://www.businesswire.com/news/home/20190725005406/en/Colony-Capital-Acquires-Digital-Bridge-Holdings-325.

20 See Aspen Valley, footnote 11, supra.

Mr. Duchovny Page 7 December 6, 2019

corporate governance. Therefore, in light of the foregoing, the Filing Persons believe the Board has undertaken actions that do not evidence substantial decision-making independence from Mr. Barrack and thus the Board appears, at least from the perspective of a shareholder, to serve Mr. Barrack’s interests and therefore appears subservient to him.

•	That the current board has established “overpaid executive appointments for Mr. Barrack’s friends.”

In response to the Staff’s Comment, the Filing Persons note that Blackwells has retained an independent compensation consulting firm that has analyzed Mr. Ganzi’s employment agreement with the Company,21 and has determined that Mr. Ganzi is overpaid because the quantum of his equity grant is high and likely to be cited by ISS and Glass Lewis as an overly generous new hire package. As established in the Filing Persons’ response to the previous Comments, Mr. Ganzi is a friend of Mr. Barrack. Additionally, Mr. Barrack had Washington lobbyist Rick Gates, the Deputy Chairman of the Trump Inaugural Committee, added to Colony’s payroll and kept him there until Mr. Gates became a witness in the Mueller investigation and was indicted for money laundering and violating foreign lobbying and tax law. It is unclear to us whether Mr. Gates delivered any legitimate services to Colony during this period during which he was paid $20,000 per month.22

•	That the company is Mr. Barrack’s “fiefdom.” (Appendix)

In response to the Staff’s comment, the Filing Persons respectfully note that Blackwells did not state that the Company is Mr. Barrack’s fiefdom. Rather, Blackwells stated that the Company “is not Mr. Barrack’s fiefdom” (emphasis added) and therefore the use of such a word is not necessarily impugning towards Mr. Barrack’s reputation. Nevertheless, understanding that such a phrase may be read to imply that Mr. Barrack may have treated—and should not treat—the Company as his personal domain or use the Company for his own personal benefit is evidenced by the fact that, as described in various media sources, Mr. Barrack has used the Company’s corporate jet for personal use. In fact, the Los Angeles Times quotes a Hollywood celebrity as saying, “Barrack lives on his private jet. ‘He uses that plane the way my kids use an Uber.’”23 Furthermore, as described above, his friend, Mr. Ganzi, will be assuming the position as CEO of the Company.

Finally, as evidenced by the chart below, the Filing Persons note that Mr. Barrack’s total compensation is well above compensation for chief executives of REITs with similar portfolios or equity market capitalizations:

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21 Filed as Exhibit 10.1 to the Form 8-K filed with the SEC on July 30, 2019.

22 The New York Times, Kenneth P. Vogel, Mark Mazzetti, Maggie Haberman and David D. Kirkpatrick, “Two Trump Allies, Seeing Unlimited Opportunity, Instead Drew Scrutiny,” New York Times (Jul. 24, 2018), available at https://www.nytimes.com/2018/07/24/us/politics/rick-gates-elliott-broidy-trump-payments.html

23 Finnegan, Michael, “Who are Trump’s friends? One is Thomas Barrack, a Californian who could shape his views on the Middle East,” Los Angeles Times (Jan. 9, 2017), available at https://www.latimes.com/politics/la-na-pol-trump-barrack-inauguration-20170109-story.html.

Mr. Duchovny Page 8 December 6, 2019

Comparison of Executive Chairman and CEO Total Compensation[24]
Issuer	Role	Market Cap (bn) as of 12/5/2019	2016	2017	2018
Colony Capital, Inc. (CLNY)	Executive Chairman or CEO	2.50	$9,195,000	$6,889,829	$8,696,261
Duke Realty Corp. (DRE)	Chairman and CEO	12.00	$4,287,519	$6,200,313	$6,873,613
Healthpeak Properties Inc. (PEAK)	CEO only	17.00	$6,173,368	$7,311,000	$8,619,819
Service Corporation International (SVC)	CEO only	4.00	$244,573	$241,650	$438,849
Host Hotels and Resorts Inc. (HST)	CEO only	12.00	$1,863,591	$6,224,265	$7,981,174
WP Carey Inc. (WPC)	CEO only	16.00	$3,095,922	$2,861,928	$4,651,442

For these reasons, and understanding that there is no prohibition under Rule 14a-9 on the use of terms of art in the context of a proxy contest, the Filing Persons believe a reasonable basis exists for use of the word “fiefdom” in a possessive context in relation to Mr. Barrack.

4. Revise your statement that you are confident “…shareholders will vote overwhelmingly for positive change at the upcoming annual meeting.” Your disclosure may be misleading given that the meeting has not yet taken place. See Note d to Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons respectfully note that the Filing Persons do not believe Note d. to Rule 14a-9 applies in this case because the statement at issue (the “Statement”) was an assertion of confidence rather than a statement regarding the results of a solicitation. The notes to Rule 14a-9 simply provide “examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of [Rule 14a-9]” and Note d. simply states that one such example may be, “Claims made prior to a meeting regarding the results of a solicitation.”

A fair and reasonable summary of the purpose of Note d. derived from the cases below is that a participant in a proxy solicitation must not claim a sure victory and thereby cause the average shareholder not to bother to give a proxy statement careful consideration.  In fact, federal case law on Note. d “supports the position that predictions regarding the results of a solicitation are not materially misleading or otherwise actionable under rule 14a-9.” Management Assistance Inc. v. Edelman, 584 F. Supp. 1016, 1020 (S.D.N.Y. 1984).  The Court noted:

In Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 960 (S.D.N.Y.) aff’d in part and rev’d in part on other grounds, 584 F.2d 1195 (2d Cir. 1978), Judge MacMahon found that a prediction of victory made at a press conference was “an expectable exclamation of confidence that would not divert a reasonable shareholder from the task of coolly determining how best to vote his shares in light of the opposing platforms.” The judge distinguished claims of sure

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24 As provided by each respective issuer’s proxy statements.

Mr. Duchovny Page 9 December 6, 2019

victory as potential violations of the rule. The court in Jewelcor Incorporated v. Pearlman, 397 F. Supp. 221, 242, 249 (S.D.N.Y. 1975), went even further, ruling that a statement made by a proxy soliciting firm that 61 percent of the shareholders had voted for a proposal, when in fact no vote had been taken, was insufficient to establish a violation of section 14(a) and was not materially misleading. The statement allegedly made by [the defendant] does not claim a present victory; it merely predicts what the results will be sometime in the future.

Un-excerpted, the Statement begins with the predicate, “We are confident that our fellow shareholders will vote overwhelmingly [. . .]” (emphasis added). The Statement does not make any prediction on the results of a proxy solicitation nor does it suggest that the Filing Persons must win or claim a present victory—it merely posits that “shareholders will vote” for “change.” And as in Jewelcor, a vote has not yet been initiated and any meeting date is at least, presumptively, five months away, given the date of the Company’s previous annual meeting. Therefore, as in Edelman, no shareholder could even reasonably determine that any proxy vote is a “foregone conclusion.” Thus, in light of the facts and circumstances and the legal precedent at hand, the Filing Persons respectfully assert that they do not believe the Statement can be read as anything other than a simple exclamation of confidence based on the parties’ current postures, and accordingly, is not a violation of Rule 14a-9.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,
/s/ Eleazer Klein
Eleazer Klein